UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Scientific Learning Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

808760102
(CUSIP Number)

August 10, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                                    Rule 13d-1(b)

☒                                  Rule 13d-1(c)

☐                                    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 808760102	13G	Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 3,139,016 shares of Common Stock

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 3,139,016 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,016 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 18.27% as of August 10, 2007 (based on 17,178,660 shares of Common Stock issued and outstanding, per Prospectus dated August 9, 2007).

12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 808760102	13G	Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 2,126,480 shares of Common Stock

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 2,126,480 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,126,480 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 12.38% as of August 10, 2007 (based on 17,178,660 shares of Common Stock issued and outstanding, per Prospectus dated August 9, 2007).

12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 808760102	13G	Page 4 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments L.P. II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 1,012,536 shares of Common Stock

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 1,012,536 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,536 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.89% as of August 10, 2007 (based on 17,178,660 shares of Common Stock issued and outstanding, per Prospectus dated August 9, 2007).

12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 808760102	13G	Page 5 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 3,139,016 shares of Common Stock

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 3,139,016 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,016 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 18.27% as of August 10, 2007 (based on 17,178,660 shares of Common Stock issued and outstanding, per Prospectus dated August 9, 2007).

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 808760102	13G	Page 6 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 3,139,016 shares of Common Stock

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 3,139,016 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,016 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 18.27% as of August 10, 2007 (based on 17,178,660 shares of Common Stock issued and outstanding, per Prospectus dated August 9, 2007).

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 808760102	13G	Page 7 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 3,139,016 shares of Common Stock

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 3,139,016 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,016 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 18.27% as of August 10, 2007 (based on 17,178,660 shares of Common Stock issued and outstanding, per Prospectus dated August 9, 2007).

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 808760102	13G	Page 8 of 12

Item 1.

	(a)	Name of Issuer: Scientific Learning Corp.

	(b)	Address of Issuer’s Principal Executive Offices 300 Frank H. Ogawa Plaza, Suite 600 Oakland, CA 94612

Item 2.

	(a)	Name of Person Filing

	(b)	Address of Principal Business Office or, if none, Residence

	(c)	Citizenship

Trigran Investment, Inc. 630 Dundee Road, Suite 230 Northbrook, Illinois 60062 Illinois company

Trigran Investments, L.P. 630 Dundee Road, Suite 230 Northbrook, Illinois 60062 Illinois limited partnership

Trigran Investments, L.P. II 630 Dundee Road, Suite 230 Northbrook, Illinois 60062 Illinois limited partnership This Filing represents an initial Filing for Trigran Investments LP II

Douglas Granat 630 Dundee Road, Suite 230 Northbrook, Illinois 60062 U.S. Citizen

Lawrence A. Oberman 630 Dundee Road, Suite 230 Northbrook, Illinois 60062 U.S. Citizen

Steven G. Simon 630 Dundee Road, Suite 230 Northbrook, Illinois 60062 U.S. Citizen

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share

	(e)	CUSIP Number 808760102

CUSIP NO. 808760102	13G	Page 9 of 12

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	If this statement is filed pursuant to Rule 13d-1(c), check this box.		☒

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Incorporated by reference to Items (5) - (9) and (11) of the cover page relating to each filing person.

Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments Inc.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

CUSIP NO. 808760102	13G	Page 10 of 12

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 808760102	13G	Page 11 of 12

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 15th day of August, 2007
Date

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman Executive Vice President

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman Director

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman Director

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	12